                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                          FUTURE PETROLEUM CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  390 916 100
                                 (CUSIP NUMBER)

                                GARY R. PETERSEN
                             ENCAP INVESTMENTS L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 29, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 390 916 100              SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENERGY CAPITAL INVESTMENT COMPANY PLC

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                      (a)    [ ]
                                                                                                               (b)    [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                           ENERGY CAPITAL INVESTMENT COMPANY
                                                                     PLC IS A COMPANY FORMED UNDER THE
                                                                     LAWS OF THE COUNTRY OF ENGLAND

-------------------------------------------------------------------------------------------------------------------------

     Number of                    (7)     Sole Voting Power                                                             0
     Shares Bene-                 ---------------------------------------------------------------------------------------
     ficially
     Owned by                     (8)     Shared Voting Power                                                  1,004,688(1)
     Each                         --------------------------------------------------------------------------------------
     Reporting
     Person With                  (9)     Sole Dispositive Power                                                        0
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                             1,004,688(1)
------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                                               1,004,688(2)
------------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                           [ ](2)

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                           16.6%(3)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      PN

-------------------------------------------------------------------------------------------------------------------------

        (1) Voting and dispositive power is shared among Energy PLC and EnCap Investments (defined in Item 2.)
        (2) Energy PLC disclaims any beneficial ownership of EnCap LP's (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 1,004,688 shares. Please see Item 5.
        (3) Based on 6,047,015 shares issued and outstanding as of May 20, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998, and including the additional amount of shares of Common Stock which would become outstanding upon the full exercise of the Energy PLC Warrants (defined in Item 5).

CUSIP NO. 390 916 100              SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP INVESTMENTS L.C.

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a)   [ ]
                                                                                                                (b)   [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                           ENCAP INVESTMENTS L.C. IS A LIMITED
                                                                     LIABILITY COMPANY ORGANIZED UNDER THE
                                                                     LAWS OF THE STATE OF TEXAS

-------------------------------------------------------------------------------------------------------------------------

     Number of                    (7)     Sole Voting Power                                                             0
     Shares Bene-                 ---------------------------------------------------------------------------------------
     ficially
     Owned by                     (8)     Shared Voting Power                                                  2,137,500(1)
     Each                         --------------------------------------------------------------------------------------
     Reporting
     Person With                  (9)     Sole Dispositive Power                                                        0
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                             2,137,500(1)
------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                             2,137,500(2)

-------------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                           [ ](2)

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                           35.3%(3)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------------

        (1) Voting and dispositive power is shared among Energy PLC and EnCap Investments, and EnCap LP and EnCap Investments respectively (defined in Item 2.)
        (2) EnCap Investments disclaims any beneficial ownership of EnCap LP's or Energy PLC's (defined in Item 2) shares.
        (3) Based on 6,047,015 shares issued and outstanding as of May 20, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998, and including the additional amount of shares of Common Stock which would become outstanding upon the full exercise of the Energy PLC Warrants and the EnCap LP Warrants (defined in Item 5).

CUSIP NO. 390 916 100              SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1994 LIMITED PARTNERSHIP

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a)   [ ]
                                                                                                                (b)   [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                      ENCAP EQUITY 1994 LIMITED PARTNERSHIP IS
                                                                A LIMITED PARTNERSHIP ORGANIZED UNDER THE
                                                                LAWS OF THE STATE OF TEXAS

-------------------------------------------------------------------------------------------------------------------------

     Number of                    (7)     Sole Voting Power                                                             0
     Shares Bene-                 ---------------------------------------------------------------------------------------
     ficially
     Owned by                     (8)     Shared Voting Power                                                  1,132,812(1)
     Each                         --------------------------------------------------------------------------------------
     Reporting
     Person With                  (9)     Sole Dispositive Power                                                        0
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                             1,132,812(1)
------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                                               1,132,812(2)
------------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                           [ ](2)

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                                                                                                   18.7%(3)
------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      PN

------------------------------------------------------------------------------------------------------------------------

        (1) Voting and dispositive power is shared among EnCap LP and EnCap Investments (defined in Item 2.)
        (2) EnCap LP disclaims any beneficial ownership of Energy PLC's (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 1,132,812 shares. Please see Item 5.
        (3) Based on 6,047,015 shares issued and outstanding as of May 20, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998, and including the additional amount of shares of Common Stock which would become outstanding upon the full exercise of the EnCap LP Warrants (defined in Item 5).

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Future Petroleum Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2351 West Northwest Highway, Suite 2130, Dallas, Texas 75220.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c)

      Energy Capital Investment Company PLC ("Energy PLC"), is a company organized and existing under the laws of England. Energy PLC's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of Energy PLC is engaging in oil and gas related investments.

      EnCap Equity 1994 Limited Partnership ("EnCap LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap LP's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap LP is making oil and gas related investments.

      EnCap Investments L.C. ("EnCap Investments"), is a limited liability company organized under the laws of the State of Texas. EnCap Investments is the general partner of EnCap LP. EnCap Investments serves as an investment advisor to Energy PLC under an Investment Advisory Agreement dated as of February 4, 1994. EnCap Investments' principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry.

      The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of Energy PLC and (ii) the directors of EnCap Investments (which is the general partner of EnCap LP), are set forth below:

                                                                            Name, Principal Business Address
                                                                           of Organization in which Principal
           Name and             Capacity in Which         Principal                    Occupation
       Business Address               Serves             Occupation                   is Conducted
       ----------------               ------             ----------                   ------------

 (i)   Energy Capital Investment Company PLC.
       -------------------------------------

 Peter C. Tudball C.B.E.             Director           Non-executive      Energy Capital Investment Company
 Casu Investments Ltd.            Energy Capital     Director of various                  PLC
 London House                       Investment            companies            1100 Louisiana, Suite 3150
 53-54 Haymarket                   Company PLC                                     Houston, TX  77002
 London SW1Y 4RP

 Sir Peter G. Cazalet                Director           Non-executive      Energy Capital Investment Company
 15 Thames Walk                   Energy Capital     Director of various                  PLC
 Hestor Road                        Investment            companies            1100 Louisiana, Suite 3150
 London SW11 38G                   Company PLC                                     Houston, TX  77002

 Leo G. Deschuyteneer              Director of       Executive Director                Sofina SA
 38 Rue de Naples                 Energy Capital        of Sofina SA                38 Rue de Naples
 B-1050                             Investment                                           B-1050
 Brussels, Belgium                 Company PLC                                          Brussels

 Eugene Fiedorek                   Director of        Managing Director         EnCap Investments L.C.
 3811 Turtle Creek Blvd.          Energy Capital      EnCap Investments         3811 Turtle Creek Blvd.,
 Suite 1080                         Investment              L.C.                       Suite 1080
 Dallas, TX 75219                  Company PLC                                    Dallas, Texas  75219

 Alan B. Henderson                 Director of       Chairman of Ranger           Ranger Oil (UK) Ltd.
 Ranger House                     Energy Capital        Oil (UK) Ltd.                 Ranger House
 Walnut Tree Close                  Investment                                     Walnut Tree Close
 Guildford, Surrey                 Company PLC                                     Guildford, Surrey
 GU1 4US                                                                                GU1 4US

 James F. Ladner                   Director of       Executive Director          RP & C International
 Gartenstrasse 10                 Energy Capital          of RP & C                 Gartenstrasse 10
 CH-8002                            Investment          International                   CH-8002
 Zurich, Switzerland               Company PLC                                    Zurich, Switzerland

 Gary R. Petersen                    Director         Managing Director          EnCap Investments L.C.
 1100 Louisiana                   Energy Capital      EnCap Investments             1100 Louisiana
 Suite 3150                         Investment              L.C.                       Suite 3150
 Houston, TX 77002                 Company PLC                                   Houston, Texas  77002

 William W. Vanderfelt               Director        Managing Partner of             Petercam S.A.
 19 Place Sainte-Gudule           Energy Capital        Petercam S.A.            19 Place Sainte-Gudule
 B-1000                             Investment                                           B-1000
 Brussels, Belguim                 Company PLC                                     Brussels, Belguim

 (ii) EnCap Investments L.C.
      ----------------------


 Gary R. Petersen               Managing Director         See above                    See above
 1100 Louisiana                 EnCap Investments
 Suite 3150                            L.C.
 Houston, TX 77002

 D. Martin Phillips             Managing Director     Managing Director          EnCap Investments L.C.
 1100 Louisiana                 EnCap Investments     EnCap Investments        1100 Louisiana, Suite 3150
 Suite 3150                            L.C.                 L.C.                   Houston, TX 77002
 Houston, TX 77002

 Robert L. Zorich               Managing Director     Managing Director          EnCap Investments L.C.
 1100 Louisiana                 EnCap Investments     EnCap Investments        1100 Louisiana, Suite 3150
 Suite 3150                            L.C.                 L.C.                   Houston, TX 77002
 Houston, TX 77002

 Eugene C. Fiedorek             Managing Director         See above                    See above
 3811 Turtle Creek Blvd.        EnCap Investments
 Suite 1080                            L.C.
 Dallas, TX 75219

 David B. Miller                Managing Director     Managing Director          EnCap Investments L.C.
 3811 Turtle Creek Blvd.        EnCap Investments     EnCap Investments         3811 Turtle Creek Blvd.,
 Suite 1080                            L.C.                 L.C.                       Suite 1080
 Dallas, TX 75219                                                                 Dallas, Texas  75219

      (d) None of Energy PLC, EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of Energy PLC, EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America, with the exception of (i) Peter C. Tudball, C.B.E., Sir Peter G. Cazalet, Alan B. Henderson, and William W. Vanderfelt who are all citizens of the United Kingdom, (ii) Energy PLC which was formed under the laws of the United Kingdom, (iii) Leo G. Deschuyteneer who is a citizen of Belguim, and (iv) James F. Ladner who is a citizen of Switzerland.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      DECEMBER 13, 1995 TRANSACTION. Future Petroleum Corporation, a Texas corporation and a wholly-owned subsidiary of Issuer ("SUB"), EnCap LP and Energy PLC entered into an Agreement of Limited Partnership dated as of December 13, 1995 (the "ORIGINAL AGREEMENT"), establishing Future Acquisition 1995, Ltd., a Texas limited partnership ("FUTURE LP"). Sub is the sole general
partner of Future LP.   EnCap LP and Energy PLC are limited partners of Future
LP.

      Under the terms of the Original Agreement, (i) Sub contributed properties to Future LP, (ii) EnCap LP contributed $785,120 to Future LP, which funds were used by Future LP to acquire oil and gas properties and pay organizational costs and (iii) Energy PLC contributed $471,536 to Future LP, which funds were used by Future LP to acquire oil and gas properties and pay organizational costs. EnCap LP and Energy PLC also agreed, subject to certain limitations contained in the Original Agreement, to fund certain development costs with respect to Future LP's oil and gas properties; the Original Agreement contemplates that such amounts would not exceed $243,660 (EnCap LP) and $146,340 (Energy PLC), respectively.

      As additional consideration for the agreement of EnCap LP and Energy PLC to enter into the Original Agreement and provide the funds contemplated thereunder, Issuer issued the following warrants to acquire Common Stock as follows:

            Stock Purchase Warrant No. 1004 issued to EnCap LP and entitling EnCap LP to acquire 156,192 shares of Common Stock; and

            Stock Purchase Warrant No. 1003 issued to Energy PLC and entitling Energy PLC to acquire 93,808 shares of Common Stock.

      APRIL 18, 1996 TRANSACTION. Sub, EnCap LP and Energy PLC entered into a letter amendment to the Original Agreement dated April 18, 1996 (the "LETTER AMENDMENT"). Under the terms of the Letter Amendment, (i) EnCap LP agreed to make additional capital contributions to Future LP in the following amounts and for the following purposes: $42,453 to pay for organizational cost overruns, $13,433 to provide funds for working capital and $49,783 to pay for drilling and completion cost overruns; and (ii) Energy PLC agreed to make additional capital contributions to Future LP in the following amounts and for the following purposes: $25,497 to pay for organizational cost overruns, $8,067 to provide funds for working capital and $29,899 to pay for drilling and
completion cost overruns.   Issuer joined in the execution of the Letter
Amendment and, pursuant thereto and in consideration of EnCap LP's and Energy PLC's agreement to make additional capital contributions to Future LP, agreed to issue additional warrants to acquire Common Stock as follows:

            Stock Purchase Warrant No. 1006 issued to EnCap LP and entitling EnCap LP to acquire 23,429 shares of Common Stock; and

            Stock Purchase Warrant No. 1005 issued to Energy PLC and entitling Energy PLC to acquire 14,071 shares of Common Stock.

      JANUARY 29, 1997 TRANSACTION. Sub, EnCap LP and Energy PLC further amended the Original Agreement by entering into a First Amended and Restated Agreement of Limited Partnership of Future LP dated as of January 29, 1997 (the "AMENDED AND RESTATED AGREEMENT"). Under the terms of the Amended and Restated Agreement, each of EnCap LP and Energy PLC made additional capital contributions to Future LP in the amount of $1,171,500, which capital contributions were used by Future LP to acquire additional oil and gas properties.

      As additional consideration for the agreement of EnCap LP and Energy PLC to enter into the Amended and Restated Agreement and provide Future LP the additional funds described above, Issuer issued Common Stock as follows:

            100,000 shares of Common Stock issued to EnCap LP; and

            100,000 shares of Common Stock issued to Energy PLC.

      In connection therewith, Issuer, EnCap LP and Energy PLC entered into that certain Agreement of Issuer dated as of January 29, 1997, whereunder (among other things) (i) Issuer granted to EnCap LP and Energy PLC piggyback registration rights with respect to the Warrant Shares (i.e., the shares issuable upon exercise of the above referenced Stock Purchase Warrants) and the shares of Common Stock referenced above. EnCap and Energy PLC agreed not to sell any shares of the Common Stock referenced above for a specified period of time preceding and after a public offering by Issuer of Common Stock.

      APRIL 28, 1997 TRANSACTION. Sub, EnCap LP and Energy PLC amended the Amended and Restated Agreement by entering into an April 1997 Amendment to First Amended and Restated Agreement of Partnership of Future LP dated as of April 28, 1997 (the "APRIL 1997 AMENDMENT"). Under the terms of the April 1997 Amendment, the Limited Partners agreed to make additional capital contributions to Future LP in the aggregate amount not to exceed $493,400, of which an amount not to exceed $350,000 could be used by Future LP to make distributions to Sub and Issuer for the purpose of effecting a public offering of securities by Issuer and for other general corporate purposes. The Issuer, Sub, Future LP, Energy PLC and EnCap LP also entered into an agreement dated April 28, 1997 (the "APRIL 1997 AGREEMENT"). Under the terms of the April 1997 Agreement, Issuer issued 12,500 shares of Common Stock to each of EnCap LP and Energy PLC and agreed under certain circumstances to issue an additional 100,000 shares of Common Stock to each of EnCap LP and Energy PLC. On November 25, 1997, however, in connection with the consummation of the November 25, 1997 transaction (see below), each of Energy PLC and EnCap LP waived their rights to receive the 100,000 shares of Common Stock of the Issuer referenced in the April 1997 Agreement. Issuer granted to EnCap LP and Energy PLC piggyback registration rights with respect to the shares of Common Stock issued pursuant to the April 1997 Agreement.

      NOVEMBER 25, 1997 TRANSACTION. Issuer, Energy PLC, EnCap LP and Gecko Booty 1994 I Limited Partnership entered into that certain Purchase and Sale Agreement dated November 25, 1997 (the "NOVEMBER 1997 PURCHASE AGREEMENT"). Pursuant to the November 1997 Purchase Agreement, Energy PLC and EnCap LP sold limited partnership interests in BMC Development No. 1 Limited Partnership and Future LP to the Issuer, and in return Energy PLC received, in addition to a promissory note, 765,547 shares of Common Stock covered by this Schedule 13D and EnCap LP received, in addition to a promissory note, 809,453 shares of Common Stock covered by this Schedule 13D. Pursuant to a Registration Rights Agreement dated as of November 29, 1997 (the "Registration Rights Agreement"), by and among Issuer, EnCap LP and Energy PLC, Issuer granted to EnCap LP and Energy PLC certain demand and piggyback registration rights with respect to the shares of Common Stock issued pursuant to the November 1997 Purchase Agreement.

      MAY 1, 1998 TRANSACTION. Issuer, EnCap LP, Energy PLC and NCI Enterprises, Inc. entered into that certain Purchase and Sale Agreement dated as of May 1, 1998 (the "MAY 1998 PURCHASE AGREEMENT"). Pursuant to the May 1998 Purchase Agreement, EnCap LP and Energy PLC sold limited partnership interests in NCI-Shawnee Limited Partnership to the Issuer, and in return Energy PLC received, in addition to a promissory note, 18,762 shares of Common Stock covered by this Schedule 13D and EnCap LP received, in addition to a promissory note, 31,238 shares of Common Stock covered by this Schedule 13D. Pursuant to an Amendment No. 1 to Registration Rights Agreement dated as of May 1, 1998, by and among Issuer, EnCap LP and Energy PLC, the parties amended the Registration Rights Agreement to extend demand and piggyback registration rights with respect to the shares of Common Stock issued pursuant to the May 1998 Purchase Agreement.

ITEM 4.     PURPOSE OF TRANSACTION.

      Energy PLC and EnCap LP acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each may deem significant to investment decisions, Energy PLC and EnCap LP may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that either of them may hereafter acquire.

      The reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Energy PLC. Energy PLC is the beneficial owner of (i) 896,809 shares of Common Stock and (ii) stock purchase warrants (the "Energy PLC Warrants") exercisable for the purchase of an additional 107,879 shares of Common Stock. Because the Energy PLC Warrants are immediately exercisable, Energy PLC is deemed to be the beneficial owner of the 1,004,688 shares underlying the Energy PLC Warrants pursuant to Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934. Based on the 6,047,015 shares issued and outstanding as of May 20, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998, and including the additional amount of shares of Common Stock which would become outstanding upon the full exercise of the Energy PLC Warrants by Energy PLC, Energy PLC is the beneficial owner of approximately 16.6% of the outstanding shares of Common Stock.

            EnCap LP. EnCap LP is the beneficial owner of (i) 953,191 shares of Common Stock and (ii) stock purchase warrants (the "EnCap LP Warrants") exercisable for the purchase of an additional 179,621 shares of Common Stock. Because the EnCap LP Warrants are immediately exercisable, EnCap LP is deemed to be the beneficial owner of the 1,132,812 shares underlying the EnCap LP Warrants pursuant to Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934. Based on the 6,047,015 shares issued and outstanding as of May 20, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998, and including the additional amount of shares of Common Stock which would become outstanding upon the full exercise of the EnCap LP Warrants by EnCap LP, EnCap LP is the beneficial owner of approximately 18.7% of the outstanding shares of Common Stock.

            EnCap Investments. EnCap Investments, as the sole general partner of EnCap LP and as an investment advisor of Energy PLC, is the beneficial owner
(i) of 1,850,000 shares of Common Stock and (ii) stock purchase warrants exercisable for the purchase of an additional 287,500 shares of Common Stock. Based on the 6,047,015 shares issued and outstanding as of May 20, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998, and including the additional amount of shares of Common Stock which would become outstanding upon the full exercise of the EnCap LP Warrants by EnCap LP and the Energy PLC Warrants by Energy PLC, EnCap Investments is the beneficial owner of approximately 35.3% of the outstanding shares of Common Stock.

            Executive Officers and Directors. None of the executive officers and directors of Energy PLC or the directors of EnCap Investments named in Item 2 is the beneficial owner of any shares of Common Stock.

      (b)   Energy PLC. Pursuant to the Investment Agreement (as defined in
Item 6), Energy PLC shares the power to vote or direct the vote and to dispose or direct the disposition of 1,004,688 shares of Common Stock with EnCap Investments.

            EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 1,132,812 shares of Common Stock with EnCap Investments, its general partner.

            EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of 2,137,500 shares of Common Stock with each of Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and EnCap LP as its general partner. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP or Energy PLC.

            Executive Officers and Directors. No executive officer or director of Energy PLC or managing director of EnCap Investments has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) No person other than Energy PLC, EnCap LP and EnCap Investments has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by Energy PLC, EnCap LP and EnCap Investments.

       EnCap Investments, as the general partner of EnCap LP, is a party to the Agreement of Limited Partnership of EnCap LP, and is a party to that certain Investment Advisory Agreement dated February 4, 1994 between EnCap Investments and Energy PLC (the "Investment Agreement") whereby EnCap Investments acts as an investment advisor to Energy PLC.

      B. Carl Price, Don W. Reynolds, Energy PLC and EnCap LP have entered into a Voting Agreement pursuant to which Messrs. Price and Reynolds have agreed to vote all of the voting securities beneficially owned by them in favor of the candidate selected by Energy PLC and EnCap LP to become a director of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      - Joint Filing Agreement dated June 29, 1998 between Energy PLC,
                 EnCap LP and EnCap Investments.

Exhibit 4.1  -   Voting Agreement dated November 25, 1997 between B. Carl
                 Price, Don W. Reynolds, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.

Exhibit 4.2  -   Stock Purchase Warrant No. 1003 dated December 13, 1995
                 granted to Energy Capital Investment Company PLC.

Exhibit 4.3  -   Stock Purchase Warrant No. 1005 dated April 18, 1996
                 granted to Energy Capital Investment Company PLC.

Exhibit 4.4  -   Stock Purchase Warrant No. 1004 dated December 13, 1995
                 granted to EnCap Equity 1994 Limited Partnership.

Exhibit 4.5  -   Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to EnCap Equity 1994 Limited Partnership.

Exhibit 4.6  -   Investment Advisory Agreement dated February 4, 1994

Exhibit 10.1 -   April 1997 Agreement dated April 28, 1997 between Future
                 Petroleum Corporation, Future Petroleum Corporation, a Texas corporation, Future Acquisition 1995, Ltd, Energy Capital
                 Investment Company PLC and EnCap Equity 1994 Limited
                 Partnership.

Exhibit 10.2 -   Purchase and Sale Agreement dated November 25, 1997 by and among Future Petroleum Corporation, Energy Capital Investment
                 Company PLC, EnCap Equity 1994 Limited Partnership, and Gecko
                 Booty 1994 I Limited Partnership.

Exhibit 10.3 -   First Amended and Restated Agreement of Limited Partnership of
                 Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap
                 Equity 1994 Limited Partnership and Energy Capital Investment
                 Company PLC, as amended by the Letter Amendment dated April
                 18, 1996 and the First Amended and Restated Agreement of
                 Limited Partnership dated as of April 28, 1997.

Exhibit 10.4 -   Agreement of Parent dated January 29, 1997 by and among Future
                 Petroleum Corporation, Future Acquisition 1995, Ltd., Energy
                 Capital Investment Company PLC and EnCap Equity 1994 Limited
                 Partnership.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 29, 1998              ENERGY CAPITAL INVESTMENT COMPANY PLC



                                  By:  /s/   Gary R. Petersen
                                       ----------------------------------------
                                       Gary R. Petersen
                                       Director



Date:  June 29, 1998              ENCAP EQUITY 1994 LIMITED PARTNERSHIP

                                  By: EnCap Investments L.C., General Partner



                                  /s/   Gary R. Petersen
                                  ---------------------------------------------
                                       Gary R. Petersen
                                       Managing Director



Date:  June 29, 1998              ENCAP INVESTMENTS L.C.



                                  /s/   Gary R. Petersen
                                  ---------------------------------------------
                                       Gary R. Petersen
                                       Managing Director

                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------

Exhibit 1    -   Joint Filing Agreement dated June 29, 1998 between Energy PLC,
                 EnCap LP and EnCap Investments.

Exhibit 4.1  -   Voting Agreement dated November 25, 1997 between B. Carl
                 Price, Don W. Reynolds, Energy Capital Investment Company PLC
                 and EnCap Equity 1994 Limited Partnership.

Exhibit 4.2  -   Stock Purchase Warrant No. 1003 dated December 13, 1995
                 granted to Energy Capital Investment Company PLC.

Exhibit 4.3  -   Stock Purchase Warrant No. 1005 dated April 18, 1996
                 granted to Energy Capital Investment Company PLC.

Exhibit 4.4  -   Stock Purchase Warrant No. 1004 dated December 13, 1995
                 granted to EnCap Equity 1994 Limited Partnership.

Exhibit 4.5  -   Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to EnCap Equity 1994 Limited Partnership.

Exhibit 4.6  -   Investment Advisory Agreement dated February 4, 1994

Exhibit 10.1 -   April 1997 Agreement dated April 28, 1997 between Future
                 Petroleum Corporation,  Future Petroleum Corporation, a Texas
                 corporation, Future Acquisition 1995, Ltd, Energy Capital
                 Investment Company PLC and EnCap Equity 1994 Limited
                 Partnership.

Exhibit 10.2 -   Purchase and Sale Agreement dated November 25, 1997 by and among Future Petroleum Corporation, Energy Capital Investment
                 Company PLC, EnCap Equity 1994 Limited Partnership, and Gecko
                 Booty 1994 I Limited Partnership.

Exhibit 10.3 -   First Amended and Restated Agreement of Limited Partnership of
                 Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap
                 Equity 1994 Limited Partnership and Energy Capital Investment
                 Company PLC, as amended by the Letter Amendment dated April
                 18, 1996 and the First Amended and Restated Agreement of
                 Limited Partnership dated as of April 28, 1997.

Exhibit 10.4 -   Agreement of Parent dated January 29, 1997 by and among Future
                 Petroleum Corporation, Future Acquisition 1995, Ltd., Energy
                 Capital Investment Company PLC and EnCap Equity 1994 Limited
                 Partnership.
